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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                           CORDANT TECHNOLOGIES INC.
                           (Name of Subject Company)

                           CORDANT TECHNOLOGIES INC.
                       (Name of Person Filing Statement)

                         COMMON STOCK, $1.00 PAR VALUE
          (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                        (Title of Class of Securities)

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                           218412 104 (COMMON STOCK)
                     (CUSIP Number of Class of Securities)

                               ----------------

                                EDWIN M. NORTH
                    VICE PRESIDENT AND CORPORATE SECRETARY
                           CORDANT TECHNOLOGIES INC.
                       15 WEST SOUTH TEMPLE, SUITE 1600
                        SALT LAKE CITY, UTAH 84101-1532
                                (801) 933-4000
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notice and Communications on Behalf of the Person Filing Statement)

                               ----------------

                                   COPY TO:

                            ERIC S. ROBINSON, ESQ.
                        WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                           NEW YORK, NEW YORK 10019
                                (212) 403-1000


[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

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ITEM 1. SUBJECT COMPANY INFORMATION.

  The name of the subject company is Cordant Technologies Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 15 West South Temple, Suite 1600, Salt Lake City, Utah 84101-1532. The telephone number of the Company at its principal executive offices is (801) 933-4000.

  The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Common Stock, par value $1.00 per share, of the Company (the "Common Stock") and the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of May 22, 1997, between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agreement"), as amended by Amendment No. 1 thereto, dated as of March 14, 2000. As of March 3, 2000, there were 36,714,831 shares of Common Stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSONS.

  The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

  This Statement relates to the tender offer by Omega Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Alcoa Inc., a Pennsylvania corporation ("Alcoa"), to purchase all of the outstanding shares of Common Stock and the associated Rights (the shares of Common Stock together with any associated Rights are referred to in this Statement as the "Shares"), at a purchase price of $57.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated March 20, 2000, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Alcoa and the Purchaser with the Securities and Exchange Commission (the "Commission") on March 20, 2000. The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of March 14, 2000, among Alcoa, the Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of Alcoa. As more fully described in Item 3 below, at the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Alcoa, the Purchaser, any of their respective subsidiaries, the Company or any of its subsidiaries, which will be cancelled, and Shares, if any, held by stockholders who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive $57.00 in cash or any greater amount per Share paid pursuant to the Offer (the "Merger Consideration").

  The Schedule TO states that the principal offices of the Purchaser and Alcoa are located at 201 Isabella Street, Alcoa Corporate Center, Pittsburgh, Pennsylvania 15212.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

  Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act (the "Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Alcoa, the Purchaser or the their respective executive officers, directors or affiliates.

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  THE MERGER AGREEMENT. The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 15, respectively, of the Offer to Purchase of Alcoa and the Purchaser, dated March 20, 2000 and filed as Exhibit (a)(1) to the Schedule TO, which is being mailed to stockholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

  THE CORPORATE AGREEMENT AMENDMENT. On March 13, 2000, the Company, Cordant Technologies Holding Company, a Delaware corporation and a wholly owned subsidiary of the Company ("Holding"), and Howmet International Inc., a Delaware corporation ("Howmet"), 84.6% of whose shares of common stock, par value $0.01 per share ("Howmet Shares"), are owned by Holding, amended (the "Corporate Agreement Amendment") the Corporate Agreement entered into by such parties in connection with the initial public offering of Howmet Shares in December 1997. Under the Corporate Agreement Amendment, the Company and Holding agreed that neither they nor any of their affiliates will acquire outstanding Howmet Shares not held by any of them (the "Publicly Held Howmet Shares") if, after such acquisition, the number of Publicly Held Howmet Shares would be less than 14% of the total number of outstanding Howmet Shares, other than: (1) with the consent of a majority (but not less than two) of the non-employee directors of Howmet who are not directors or employees of the Company, Holding or their affiliates; or (2) the purchase of at least a majority of the outstanding Publicly Held Howmet Shares pursuant to a tender offer to acquire all of the Publicly Held Howmet Shares, which tender offer
(A) is conditioned upon there being tendered and not withdrawn prior to the expiration of the offer not less than a majority of the outstanding Publicly Held Howmet Shares (the "Howmet Minimum Tender"), and (B) provides a commitment for a prompt merger or business combination following the purchase of Howmet Shares in the tender offer as contemplated by clause (3) below; or
(3) pursuant to a merger or other business combination, within one year following the completion of a tender offer described in clause (2) above that satisfied the Howmet Minimum Tender, in which each Publicly Held Howmet Share outstanding immediately prior to the effective time of such merger or business combination is converted into the right to receive the same consideration paid or issued in the tender offer; or (4) pursuant to a merger or other business combination in which holders of all outstanding Publicly Held Howmet Shares are treated the same which is approved by the holders of a majority of the outstanding Publicly Held Howmet Shares.

  LETTER AGREEMENT RELATING TO ALCOA'S COMPLIANCE WITH THE CORPORATE AGREEMENT AMENDMENT. Alcoa and Howmet entered into a letter agreement on March 13, 2000, pursuant to which Alcoa agreed with Howmet to be bound by the same limitations on purchasing Publicly Held Howmet Shares as bind the Company under the Corporate Agreement Amendment.

  EFFECTS OF THE OFFER AND THE MERGER UNDER COMPANY STOCK PLANS AND AGREEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS.

  The Merger Agreement provides that each outstanding option to purchase shares of Common Stock (including any related alternative rights) granted under any stock option or compensation plan or arrangement of the Company or its subsidiaries (collectively, the "Company Option Plans") (including those granted to current or former employees and directors of the Company or any of its subsidiaries) (the "Employee Stock Options") will become exercisable, and each share of restricted Common Stock granted under the Company Option Plans will vest in full and become fully transferable and free of restrictions, either prior to the purchase of Shares pursuant to the Offer or immediately prior to the Effective Time, as permitted pursuant to the terms and conditions of the applicable Company Option Plan. The Merger Agreement provides that the Company will offer to each holder of an Employee Stock Option that is outstanding immediately prior to the first purchase of Shares pursuant to the Offer (whether or not then presently exercisable or vested) to cancel such Employee Stock Option in exchange for an amount in cash equal to the product obtained by multiplying (1) the difference between the Offer Price and the per share exercise price of such Employee Stock Option, by (2) the number of shares of Common Stock covered by such Employee Stock Option. Each Employee Stock Option, the holder of which does not accept such offer, that remains outstanding immediately before the Effective Time will be assumed by Alcoa and converted, effective as of the Effective Time, into an option with respect to that number (the "New

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Share Number") of shares of common stock, par value $1.00 per share, of Alcoa
("Alcoa Common Stock") that equals the number of shares of Common Stock subject to such Employee Stock Option immediately before the Effective Time, multiplied by an amount equal to the Merger Consideration divided by the Alcoa Share Value (as defined below), rounded to the nearest whole number, with a per-share exercise price equal to the aggregate exercise price of such option immediately before the Effective Time, divided by the New Share Number, rounded to the nearest whole cent. However, in the case of any such converted Employee Stock Option that was granted as an "incentive stock option" within the meaning of Section 422 of the Internal Revenue Code and did not cease to qualify as such as a result of any acceleration of vesting provided for above or otherwise, the number of shares subject to the new option will be rounded down to the nearest whole number in determining the New Share Number, and the new per-share exercise price will be determined by rounding up to the nearest whole cent. The Alcoa Share Value means the average of the daily high and low trading prices of the Alcoa Common Stock on the New York Stock Exchange on each trading day during the period of 30 days ending the second trading day prior to the Effective Time.

  The purchase of Shares pursuant to the Offer will constitute a "change of control" for purposes of the change-of-control employment agreements that the Company has entered into with Messrs. Wilson, Corbin, Crippen, McNulty, Zorich and certain other key employees, including all of the other executive officers of the Company. Messrs. Wilson, Corbin, and McNulty and four other executive officers will have "good reason" to terminate their employment under their agreements as a result of the consummation of the transactions contemplated by the Merger Agreement, and accordingly Alcoa has agreed that the Company will pay them all cash severance benefits to which they are entitled under the above agreements immediately upon the consummation of the Merger, regardless of whether their employment terminates at that time. The cash severance payable to these individuals, assuming the Merger occurs on June 1, 2000, would be: Mr. Wilson, $8,115,515; Mr. Corbin, $3,050,841; Mr. McNulty, $2,832,678; and the four other executive officers as a group, $3,214,803. We estimate that if the other executive officers' employment were terminated without cause on June 1, 2000, their cash severance would be: Mr. Crippen, $3,263,136; and Mr. Zorich, $2,428,034. The executives' non-cash severance benefits will in all cases be provided at the time their employment terminates. To the extent that any payments to the executives with change-of-control employment agreements are subject to the excise tax on excess parachute payments, the Company will also be required to make them whole for that tax.

  In addition, Mr. Wilson and two other executive officers currently meet, or as a result of the provisions of their agreements will meet, the eligibility requirements for retiree medical benefits under the Company's retiree medical plan. Alcoa has therefore agreed that the Company will provide such individuals, and six other executives, with lifetime retiree medical benefits not less favorable than those currently in effect for eligible retirees, beginning when the period of continuation of active employee medical benefits as part of their severance package (if applicable) expires; provided, that the Company may satisfy this obligation in full by purchasing insurance coverage providing such benefits at a cost to the Company not to exceed $450,000 in the aggregate.

  Under the Company's Key Executive Long-Term Incentive Plan, all cycles that are ongoing at the time of the first purchase of Shares pursuant to the Offer are required to be paid out based upon target or actual performance, whichever is better. Assuming that such purchase occurs before June 30, 2000, the payments under this plan to the executive officers will be: Mr. Wilson, $2,033,358; Mr. Corbin, $760,434; Mr. Crippen, $1,049,326; Mr. McNulty,
$727,251; Mr. Zorich, $533,374; and all other executive officers as a group, $668,359. Under the Key Executive Bonus Plan, the awards for 2000 are required to be paid out upon the first purchase of Shares pursuant to the Offer, without proration, based upon target or actual performance, whichever is better. Assuming that such purchase occurs before June 30, 2000, the payments under this plan to the executive officers will be: Mr. Wilson, $542,500; Mr. Corbin, $176,000; Mr. Crippen, $167,500; Mr. McNulty, $167,500; Mr. Zorich,
$157,500; and all other executive officers as a group, $248,400.

  Under the Company's Supplemental Executive Retirement Plan, participants will be paid cash lump-sum benefits upon the first purchase of Shares pursuant to the Offer, based upon their full benefit at normal retirement age, without offsets except for benefits under the Company's qualified pension plan. In addition, participants are entitled to receive a gross-up for all federal, state and local income taxes and excess parachute excise tax imposed

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on the lump-sum payments. Assuming that these payments are made on June 1,
2000, the estimated payments (not including tax gross-ups) will be: Mr. Wilson, $13,589,727; Mr. Corbin, $5,584,860; Mr. Crippen, $2,260,307; Mr.
McNulty, $4,917,777; and all other executive officers as a group, $5,065,101; and the estimated aggregate income (but not excise) tax gross-ups for all executive officers will be $29,059,218.

  The Company intends to amend the relocation package to which Mr. Ayers is currently entitled to provide that Mr. Ayers may elect to have the Company purchase either the residence in Salt Lake City that he is currently having built, or his existing residence in Ogden, Utah (currently the relocation package provides only for the purchase of the Ogden residence).

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (A) RECOMMENDATION OF THE BOARD OF DIRECTORS. The Board of Directors of the Company (the "Board" or the "Board of Directors"), at a meeting held on March 13, 2000, determined that the terms of the Offer and the Merger are fair to and in the best interests of the stockholders of the Company. At this meeting, the Board approved the Offer and the Merger and the other transactions contemplated by the Merger Agreement, and approved the Merger Agreement, including for purposes of the "interested stockholder" provisions of the DGCL and the Company's Restated Certificate of Incorporation, as amended. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

  (B) (I) BACKGROUND OF THE OFFER; CONTACTS WITH ALCOA.

  In early August 1999, following a meeting of the board of directors of a corporation on whose board Mr. James R. Wilson, Chief Executive Officer of the Company, and Mr. Alain J.P. Belda, President and Chief Executive Officer of Alcoa, sit, Mr. Belda informally told Mr. Wilson that Alcoa had from time to time considered the Company as a possible acquisition candidate and a possible good fit with Alcoa's businesses. On August 12, 1999, Mr. Belda spoke with Mr. Wilson and expressed an interest in meeting to discuss Alcoa's strategy and to explore a possible business combination transaction with the Company. Following their discussion, Messrs. Belda and Wilson arranged for representatives of both companies to meet on October 1, 1999.

  On October 1, 1999, Mr. Belda and Ms. Barbara S. Jeremiah, Vice President -- Corporate Development of Alcoa, met with Mr. Wilson and Mr. Richard L.
Corbin, Executive Vice President and Chief Financial Officer of the Company, at the Company's offices in Salt Lake City. Mr. Belda suggested that, if the Company had interest in further exploratory discussions, Alcoa and the Company should work together to identify potential synergies that might be achieved through a business combination transaction involving the Company and Alcoa. Mr. Wilson told the Alcoa representatives that he would discuss with the Company's Board of Directors Alcoa's expression of interest in exploring a possible business combination transaction at an upcoming meeting of the Board of Directors.

  On October 14, 1999, at a regularly scheduled meeting of the Board of Directors of the Company, Mr. Wilson advised the Board of Directors of the contacts that he had had with Alcoa's representatives. The Board discussed the relative advantages to the Company and its stockholders of pursuing the Company's long-range strategic plan and a broad range of strategic alternatives, including the possibility of a business combination transaction with a larger company. Following its discussion, the Board authorized Mr. Wilson and other members of senior management of the Company to continue exploratory discussions with Alcoa.

  On October 19, 1999, Mr. Wilson telephoned Mr. Belda and Ms. Jeremiah. He stated that he had advised the Company's Board of Directors of Alcoa's expression of interest. Mr. Wilson told the Alcoa representatives that the Company was prepared to work with Alcoa to identify potential synergies that might be achieved through a business combination transaction involving Alcoa and the Company.

  On November 9, 1999, representatives of Alcoa and the Company met in Salt Lake City to conduct preliminary financial due diligence. On November 10, 1999, representatives of Alcoa contacted representatives of the Company to continue their financial due diligence discussions.

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  On December 2, 1999, Alcoa and the Company entered into a confidentiality agreement to facilitate discussions between the two companies relating to a possible business combination transaction.

  At a regularly scheduled Board meeting on December 9, 1999, Mr. Wilson advised the Company's Board of Directors of the status of discussions with Alcoa.

  During December 1999 and January 2000, representatives of Alcoa and the Company met on several occasions to conduct further financial and business due diligence. During this period, representatives of the Company had preliminary contacts with several parties to assess their interest in and the feasibility of a possible business combination.

  On various occasions between February 9, 2000 and February 24, 2000, Mr. Belda and Ms. Jeremiah discussed matters relating to a possible business combination transaction with Messrs. Wilson and Corbin, including the status of Alcoa's due diligence, structural matters relating to a possible transaction, valuation ranges, the appropriate form of consideration to be offered, termination fee provisions, the status and timing of the Company's proposal on November 12, 1999 to acquire all of the outstanding Publicly Held Howmet Shares for a price of $17.00 per share in cash, and the impact of that proposal on a possible transaction between the Company and Alcoa.

  On February 25, 2000, representatives of Alcoa and its financial advisors, Salomon Smith Barney Inc., and its legal advisors, Skadden, Arps, Slate, Meagher & Flom LLP, met in New York with representatives of the Company's financial advisors, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), and its legal advisors, Wachtell, Lipton, Rosen & Katz, to discuss issues relating to the Company's November 12, 1999 proposal to acquire the Publicly Held Howmet Shares.

  In the week of February 28, 2000, Mr. Belda and Ms. Jeremiah spoke with Mr. Wilson to discuss Alcoa's views with respect to the discussions on February 25 relating to Howmet, and continued to discuss the possible structure and terms of a business combination transaction involving the Company and Alcoa.

  On March 3, 2000, Alcoa's legal advisors provided the Company's legal advisors with a form of an acquisition agreement.

  Between March 3, 2000 and March 6, 2000, Alcoa's and the Company's respective legal advisors had a number of conversations relating to certain corporate legal issues with respect to seeking the Howmet Board's approval for Alcoa to become an "interested stockholder" of Howmet for purposes of Section 203 of the DGCL as a result of entering into an acquisition agreement with the Company. Alcoa's legal counsel stated that Alcoa was not prepared to enter into an acquisition agreement with the Company unless such Howmet Board approval was given or the Company and Howmet entered into a definitive acquisition agreement pursuant to which the Company would purchase the Publicly Held Howmet Shares at an agreed upon price.

  From March 7, 2000 to March 10, 2000, the Company's and Alcoa's respective legal advisors began negotiating the proposed form of merger agreement.

  On March 8, 2000, representatives of the Company advised representatives of the committee of independent directors of the Howmet Board of Directors (the "Howmet Special Committee") of the Company's discussions with Alcoa regarding a possible transaction involving Alcoa and the Company. At that time the Company requested that the Howmet Special Committee consider recommending to the Board of Directors of Howmet that it approve Alcoa's becoming an interested stockholder of Howmet under Section 203 of the DGCL as a result of Alcoa's entering into an acquisition agreement with the Company, so that Alcoa would not be restricted from entering into a business combination with Howmet for three years without an affirmative vote of two-thirds of the disinterested Howmet Shares.

  Later on March 8, 2000, the Board of Directors of the Company held a special meeting to discuss the status of the negotiations with Alcoa. At the meeting, management and the Company's advisors described the course of the negotiations, the terms of Alcoa's draft merger agreement and the response that the Company had provided

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to Alcoa. Management and the Company's legal advisors also discussed with the
Board the status of discussions with the Howmet Special Committee and Alcoa's stated position regarding Howmet Board approval for purposes of Section 203 of the DGCL.

  Over the next few days, representatives of the Company conducted discussions with representatives of the Howmet Special Committee regarding the terms under which the committee would consider recommending that the Howmet Board approve, for purposes of Section 203, Alcoa's becoming an interested stockholder of Howmet as a result of its entering into the proposed merger agreement with the Company. In addition, representatives of the Company explored with representatives of the Howmet Special Committee the possibility of negotiating a definitive acquisition agreement to acquire the Publicly Held Howmet Shares. During the course of these discussions, the Company made a proposal to the Howmet Special Committee to acquire all of the Publicly Held Howmet Shares for $18.75 per share, but following further discussions, no agreement was reached.

  On March 9, 2000, representatives of Alcoa conducted additional due diligence relating to the Company's fasteners division.

  On March 10, 2000, the Board of Directors of Alcoa held a Board Meeting to review the status of the discussions between Alcoa and the Company. For the next couple of days, Alcoa completed its due diligence investigation based on various information contained in disclosure schedules delivered by the Company in connection with the negotiation of the proposed merger agreement.

  On March 11, 2000, legal advisors to the Howmet Special Committee contacted the Company's legal advisors and discussed the proposed terms for an amendment to the Corporate Agreement between Howmet and the Company to provide for additional restrictions on the Company's ability to purchase Publicly Held Howmet Shares, and Alcoa's separately agreeing with Howmet to be bound by the same restrictions as the Company under such amended agreement as conditions for the Howmet Special Committee's recommending to the full Howmet Board of Directors that it approve, for purposes of Section 203 of the DGCL, Alcoa's becoming an "interested stockholder" of Howmet.

  On March 12, 2000, the Board of Directors of the Company convened a special meeting. Representatives of the Company's senior management and the Company's financial and legal advisors made presentations and reviewed, among other matters, the status of the negotiations with Alcoa, the matters set forth below under "Reasons for the Recommendation of the Board of Directors," and the conditions under which the Howmet Special Committee was willing to recommend that the full Howmet Board approve, for purposes of Section 203 of the DGCL, Alcoa's becoming an interested stockholder of Howmet.

  On March 12, 2000 and March 13, 2000, representatives of Alcoa and the Company satisfactorily resolved the issues relating to Alcoa's due diligence concerns, agreed upon the purchase price and continued to negotiate the terms of the proposed merger agreement.

  In the morning on March 13, 2000, the Board of Directors of the Company met by telephone conference to discuss the status of the negotiations with Alcoa, and reconvened later that afternoon following further negotiations between the Company and Alcoa.

  In the afternoon on March 13, 2000, the executive committee of the Board of Directors of Alcoa met to approve the terms of the Merger Agreement.

  Later on March 13, 2000, the Howmet Board approved the terms of the proposed Corporate Agreement Amendment described in Item 3 above, pursuant to which the Company would agree to certain additional restrictions on its acquiring Publicly Held Howmet Shares and Alcoa's separate agreement to be bound by the same restrictions. In addition, the Howmet Board approved for purposes of
Section 203 of the DGCL, following receipt of the recommendation of the Howmet Special Committee for such approval, Alcoa's becoming an interested stockholder of Howmet as a result of its entering into the proposed merger agreement.

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  Following the Howmet Board meeting, on March 13, 2000, the Board of
Directors of the Company met to receive presentations from the Company's legal and financial advisors and to consider the Offer, the Merger and the Merger Agreement. At the meeting, Morgan Stanley delivered its written opinion that, as of such date, and based upon and subject to certain matters and assumptions, the consideration to be received by the holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders. Following such presentations and receipt of Morgan Stanley's opinion, the Board of Directors of the Company determined that the terms of the Offer and the Merger are fair to and in the best interests of the stockholders of the Company, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement. Following such meeting, the Company and Howmet entered into the Corporate Agreement Amendment, Alcoa and Howmet entered into the letter agreement described in Item 3 above and representatives of the Company's and Alcoa's respective legal advisors finalized the Merger Agreement.

  On March 14, 2000, Alcoa and the Company executed the Merger Agreement and issued a joint press release announcing such execution.

  On March 20, 2000, in accordance with the Merger Agreement, the Purchaser commenced the Offer.

  (II) REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS.

   In reaching its recommendations described above in paragraph (a) of this
Item 4, the Board of Directors considered a number of factors, including the following:

  1. Company Operating and Financial Condition. The current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industries in which the Company's businesses operate.

  2. Transaction Financial Terms/Premium to Market Price. The relationship of the Offer Price and the Merger Consideration to the historical market prices of the Shares. The $57.00 Offer Price and Merger Consideration exceed the highest trading price of the Shares during the twelve-month period preceding the announcement of the Merger Agreement ($52.38) and represent a 92.8% premium over the $29.56 closing price of the Shares on the New York Stock Exchange on March 13, 2000 (the last trading day prior to the Board meeting at which the Board of Directors approved the Merger Agreement). The Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock. The Board was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to such holders for federal income tax purposes.

  3. Strategic Alternatives. The presentation of the Company's financial advisor and the Board's review with respect to trends in the industries in which the Company's businesses operate and the strategic alternatives available to the Company, including the Company's alternative to remain an independent public company, the possibility of acquisitions or mergers with other companies in such industries, a break-up or leveraged buy-out of the Company and other extraordinary corporate transactions, as well as the risks and uncertainties associated with such alternatives. The Board considered management's belief that the Company and Alcoa have similar corporate cultures, the complementary nature of the two companies' products, and the experience, reputation and financial strength of Alcoa.

  4. Morgan Stanley Fairness Opinion. Presentations from Morgan Stanley and the opinion of Morgan Stanley, dated March 13, 2000, that, based upon and subject to certain considerations and assumptions, the consideration to be received by holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders. A copy of the opinion delivered by Morgan Stanley to the Board of Directors, setting forth the procedures followed, the matters considered and the assumptions made by Morgan Stanley in arriving at its opinion, is attached hereto as Annex A and incorporated herein by reference. Stockholders are urged to read this opinion in its entirety. The Board was aware that Morgan Stanley becomes entitled to certain fees described in Item 5 upon the consummation of the Offer.

  5. Timing of Completion. The Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration earlier than in an alternative form of transaction, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer.

  6. Limited Conditions to Consummation. Alcoa's obligation to consummate the Offer and the Merger is subject to a limited number of conditions, with no financing condition. The Board also considered the likelihood of obtaining required regulatory approvals, and the terms of the Merger Agreement regarding the obligations of both companies to pursue such regulatory approvals.

  7. Alternative Transactions. The Board of Directors considered that under the terms of the Merger Agreement, while the Company is prohibited from soliciting acquisition proposals from third parties, the Company may engage in discussions or negotiations with, and may furnish non-public information to, a third party who makes a written acquisition proposal if, among other things, the Board determines in good faith with the advice of its financial advisors that such acquisition proposal would, if consummated, provide greater aggregate value to the Company's stockholders from a financial point of view than the Offer and the Merger. The Board considered that the terms of the Merger Agreement permit the Company to terminate the Merger Agreement to enter into such a superior transaction involving the Company if (a) financing for such transaction is committed or, in the good faith judgment of the Board, the transaction is capable of being financed by the person making the proposal and (b) the Company pays Alcoa a $75 million termination fee prior to terminating the Merger Agreement. The Board considered the possible effect of these provisions of the Merger Agreement on third parties who might be interested in exploring an acquisition of the Company. In this regard, the Board recognized that the provisions of the Merger Agreement relating to termination fees and solicitation of acquisition proposals were insisted upon by Alcoa as a condition to entering into the Merger Agreement. The Board of Directors also considered the preliminary contacts that the Company had had with certain third parties regarding a potential transaction involving the Company, and took into account the views of management and Morgan Stanley as to the likelihood that a third party would be prepared to pay a higher price for the Shares than the consideration offered in the Offer and the Merger in a transaction that could be completed on a timely basis.

  8. Potential Conflicts of Interest. The interests of certain Company executives in the Offer and the Merger (see Item 3 "--Effects of the Offer and the Merger Under Company Stock Plans and Agreements Between the Company and its Executive Officers").

  The foregoing includes all material factors considered by the Board of Directors. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

  (c) INTENT TO TENDER. To the best knowledge of the Company, each executive officer, director, affiliate or subsidiary of the Company who owns Shares presently intends to tender in the Offer all Shares that they own of record or beneficially, other than Shares, if any, that they may have the right to purchase by exercising stock options and Shares, if any, that if tendered would cause them to incur liability under the short-swing profits provisions of the Securities Exchange Act.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

  Pursuant to a letter agreement dated March 8, 2000, the Company formally retained Morgan Stanley to act as its financial advisor in connection with the proposed sale of the Company. The Board of Directors retained

Morgan Stanley based upon Morgan Stanley's qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, Morgan Stanley is a full-service securities firm engaged in securities trading, brokerage and financing activities. In the ordinary course of Morgan Stanley's trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of the Company or Alcoa. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for the Company, including acting as financial advisor to the Company in connection with the Company's proposal in November 1999 to purchase all of the outstanding Publicly Held Howmet Shares, and for Alcoa, and have received customary fees for the rendering of these services.

  Pursuant to the Morgan Stanley engagement letter, the Company agreed to pay Morgan Stanley an advisory fee, estimated at such time at approximately $150,000 to $200,000, which, to the extent paid, would be credited against any transaction fee payable, and a transaction fee of $15 million, which will become payable upon consummation of the Offer. The Company has also agreed to reimburse Morgan Stanley for reasonable expenses as incurred. In addition, the Company has also agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of Morgan Stanley's engagement.

  Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

  Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person;
(2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

  Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

  RIGHTS AGREEMENT. Each Right issued pursuant to the Rights Agreement entitles the registered holder thereof to purchase one two-hundredth of a share of Series A Junior Preferred Stock, par value $1.00 per share (the "Preferred Shares"), of the Company at an exercise price of $120.00 per one two-hundredth of a Preferred Share, subject to adjustment. On the earlier of
(1) the tenth day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Shares or (2) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to the time any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in that person becoming an Acquiring Person (the earlier of such dates being the "Distribution Date"), the Rights become exercisable and trade separately from the Common Stock. After the Distribution Date, each holder of a Right (other than the Acquiring Person) will thereafter have the right to acquire shares of Common Stock having a market value of two times the exercise price of the Right; or, in certain circumstances, the right to acquire shares of the Acquiring Person's capital stock having a market value of two times the exercise price of the Right. The Rights may be redeemed at a price of $0.005 per Right at any time prior to a person becoming an Acquiring Person. The foregoing description of the Rights gives effect to a two-for-one stock split in the form of a stock dividend paid on March 13, 1998.

  The Company and the Rights Agent under the Rights Agreement amended the Rights Agreement as of March 14, 2000 to provide that (1) so long as the Merger Agreement has not been terminated pursuant to the termination provisions thereof, a Distribution Date will not occur or be deemed to occur, and neither Alcoa nor the Purchaser will become an Acquiring Person, as a result of the execution, delivery or performance of the Merger Agreement, the announcement, making or consummation of the Offer, the acquisition of Shares pursuant to the Offer or the Merger, the consummation of the Merger or any other transaction contemplated by the Merger Agreement and (2) the Rights will expire immediately prior to the consummation of the Offer.

  DELAWARE GENERAL CORPORATION LAW. As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless:
(1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger.

   REGULATORY APPROVALS.

  United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

  Pursuant to the requirements of the HSR Act, the Purchaser has advised the Company that it expects to file a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on or about March 21, 2000. In that event, the waiting period applicable to the purchase of Shares pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, on or about April 5, 2000. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting from the Purchaser additional information or documentary material relevant to the Offer. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by the Purchaser with such request. Thereafter, such waiting period can be extended only by court order.

  The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Alcoa or the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not, and Alcoa has advised the Company that it does not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See the description of the Merger Agreement in Item 3 of this Statement for a description of the conditions of the Offer with respect to litigation and certain governmental actions and of certain termination rights.

  Canadian Competition Act. The merger provisions of the Competition Act permit the Commissioner of Competition appointed thereunder (the "Commissioner") to apply to the Competition Tribunal (the "Tribunal") to seek relief in respect of a merger which prevents or lessens, or is likely to prevent or lessen, competition substantially. The relief that may be ordered by the Tribunal includes, in the case of a completed merger, ordering a dissolution of the merger or a disposition of assets or shares, and in the case of a proposed merger, prohibiting or delaying completion of the transaction.

  The Competition Act also requires parties to certain proposed mergers that exceed specified size thresholds to provide the Commission with prior notice of and information relating to the transaction and the parties thereto, and to await the expiration or termination of the prescribed waiting periods, prior to completing the transaction. A prescribed notification form can be either short-form or long-form. The waiting period in respect of a short-form filing is 14 days and in respect of a long-form filing is 42 days. A party to a proposed merger may also apply to the Commission for an advance ruling certificate ("ARC") or some form of comfort letter, which may be issued by the Commissioner if the Commissioner is satisfied there would not be sufficient grounds on which to apply to the Tribunal for an order under the merger provisions in respect of the transaction. The issuance of an ARC will also terminate the waiting period. The parties intend to file a short-form pre-notification with the Commissioner and apply for an ARC or some form of comfort letter.

  EEA and European National Merger Regulation. Alcoa and the Company each conduct substantial operations in the European Economic Area. Council Regulation (EEC) 4064/89, as amended, and Article 57 of the European Economic Area Agreement (together, the "European Regulation") require that concentrations with a "Community or EFTA dimension" be notified in prescribed form to the Commission of the European Communities for review and approval. In these cases, the European Commission, as opposed to the individual countries within the European Economic Area, will, with certain exceptions, have exclusive jurisdiction to review the concentration.

  Alcoa and the Company have determined that the Offer and the Merger have a "Community dimension," and thus, intend to file notification promptly in the prescribed form with the European Commission in accordance with the European Regulation.

  This filing will trigger a one-month review period in which the European Commission is required to determine whether the proposed merger is compatible with the European common market or that there is sufficiently "serious doubt" about the proposed merger's compatibility with the common market to require a more complete review of the proposed merger. During the review process conditions may be imposed and obligations of the parties may become necessary. In cases of serious doubts as regards the compatibility of the merger with the European common market, the total review period can be as long as five months from the date of complete notification.

  Other Filings. Alcoa and the Company each conduct operations in a number of foreign countries, and filings may have to be made with foreign governments under their pre-merger notification statutes. The filing requirements of various nations are being analyzed by the parties and, where necessary, the parties intend to make such filings.

  THE PURCHASER'S DESIGNATION OF PERSONS TO BE ELECTED TO THE BOARD OF DIRECTORS. The Information Statement attached as Annex B to this Statement is being furnished in connection with the possible designation by Alcoa, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  The following Exhibits are filed herewith:

 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
 (a)(1)      Letter to Stockholders of the Company, dated March 20, 2000.*
 (a)(2)      Opinion of Morgan Stanley & Co. Incorporated, dated March 13, 2000
             (included as Annex A to the Statement).*
 (a)(3)      Joint Press Release issued by Alcoa and the Company on March 14,
             2000 (incorporated by reference to press release under cover of
             Schedule 14D-9 filed by the Company on March 14, 2000).
 (a)(4)      Sections 11 and 15 of the Offer to Purchase dated March 20, 2000
             (incorporated by reference to Exhibit (a)(1) to the Schedule TO of
             Alcoa and the Purchaser filed on March 20, 2000).
 (e)(1)      Agreement and Plan of Merger, dated as of March 14, 2000, among
             Alcoa, the Purchaser and the Company (incorporated by reference to
             Exhibit 7 to Amendment No. 2 to Schedule 13D with respect to the
             Howmet Shares, filed by the Company and Holding on March 15,
             2000).
 (e)(2)      Amendment, dated as of March 13, 2000, to Corporate Agreement, among Howmet, the Company and Holding (incorporated by reference to Exhibit 6 to Amendment No. 2 to Schedule 13D with respect to the Howmet Shares, filed by the Company and Holding on March 15,
             2000).
 (e)(3)      Letter Agreement, dated March 13, 2000, between Alcoa and Howmet
             (incorporated by reference to Exhibit (d)(3) to the Schedule TO of
             Alcoa and the Purchaser filed on March 20, 2000).
 (e)(4)      Confidentiality Agreement, dated December 2, 1999, between Alcoa and the Company.
 (e)(5)      The Information Statement of the Company dated March 20, 2000
             (included as Annex B to the Statement).*

--------
* Included with the Statement mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          CORDANT TECHNOLOGIES INC.

                                          By:  /s/ Edwin M. North
                                             ----------------------------------
                                                 Edwin M. North
                                            Vice President and Corporate
                                            Secretary

Dated: March 20, 2000

                                                                         ANNEX A

[MORGAN STANLEY LOGO]
                                                          March 13, 2000

Board of Directors
Cordant Technologies Inc.
15 West S. Temple
Suite 1600
Salt Lake City, Utah 84101-1532

Members of the Board:

We understand that Cordant Technologies Inc. ("Target" or the "Company"), Alcoa Inc. ("Buyer") and Omega Acquisition Corp., a wholly owned subsidiary of Buyer ("Acquisition Sub") propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated March 10, 2000 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $1.00 per share of Target (the "Common Stock", and together with the rights issued pursuant to the rights agreement associated with such shares, the "Shares") for $57.00 per share net to the seller in cash, and (ii) the subsequent merger (the "Merger") of Acquisition Sub with and into Target. Pursuant to the Merger, Target will become a wholly owned subsidiary of Buyer and each outstanding share of Common Stock of Target, other than shares held in treasury or held by Buyer, Acquisition Sub or any affiliate of Buyer or as to which dissenters' rights have been perfected, will be converted into the right to receive $57.00 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

  (i) reviewed certain publicly available financial statements and other information of the Company;

  (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

  (iii) reviewed certain financial projections prepared by the management of the Company;

  (iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

  (v)    reviewed the reported prices and trading activity for the Common Stock;

  (vi) compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

  (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  (viii) participated in discussions and negotiations among representatives of the Company, Buyer and certain other parties and their financial and legal advisors;

  (ix)   reviewed the draft Merger Agreement and certain related documents; and

  (x)    performed such other analyses as we have deemed appropriate.

                                                          [MORGAN STANLEY LOGO]

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and Buyer and have received fees for the rendering of these services.

Based on the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                             /s/ R. Bradford Evans
                                          By: _________________________________
                                             R. Bradford Evans
                                             Managing Director

                                                                        ANNEX B

                           CORDANT TECHNOLOGIES INC.
                        15 W. SOUTH TEMPLE, SUITE 1600
                        SALT LAKE CITY, UTAH 84101-1532

                       INFORMATION STATEMENT PURSUANT TO
                   SECTION 14(f) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14f-1 THEREUNDER

  This Information Statement is being mailed on or about March 20, 2000 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of Cordant Technologies Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Alcoa Inc. ("Alcoa") to a majority of seats on the Board of Directors (the "Board of Directors" or the "Board") of the Company. On March 14, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Alcoa and Omega Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Alcoa, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of Common Stock, par value $1.00 per share, of the Company (the "Common Stock") and the associated preferred share purchase rights (the shares of Common Stock and any associated preferred share purchase rights are referred to in this Statement as the "Shares"), at a price per Share of $57.00, net to the seller in cash (the "Offer Price"), upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated March 20, 2000, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Alcoa and the Purchaser with the Securities and Exchange Commission (the "Commission") on March 20, 2000. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Alcoa. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares that are owned by Alcoa, the Purchaser, any of their respective subsidiaries, the Company or any of its subsidiaries, and Shares held by stockholders of the Company who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 262 of the DGCL) will be converted into the right to receive $57.00 in cash or any greater amount per Share paid pursuant to the Offer.

  The Offer, the Merger, and the Merger Agreement are more fully described in the Statement to which this Information Statement forms Annex B, which was filed by the Company with the Commission on March 20, 2000 and which is being mailed to stockholders of the Company along with this Information Statement.

  This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Alcoa, the Purchaser or the Alcoa Designees (as defined herein) has been provided by Alcoa. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

  Pursuant to the Merger Agreement, the Purchaser commenced the Offer on March 20, 2000. The Offer is currently scheduled to expire at 5:00 p.m., New York City time, on Monday, April 24, 2000, unless the Purchaser extends it.

                                    GENERAL

  The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. As of the close of business on March 3, 2000, there were 36,714,831 outstanding shares of Common Stock, of which Alcoa and the Purchaser own no shares as of the date hereof.

               RIGHTS TO DESIGNATE DIRECTORS AND ALCOA DESIGNEES

  The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by the Purchaser pursuant to the Offer, Alcoa will be entitled to designate such number of directors (the "Alcoa Designees") on the Board of Directors, rounded up to the next whole number, as is equal to the product obtained by multiplying the total number of directors on the Board by the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding.

  The Merger Agreement provides that the Company will, upon request of the Purchaser, promptly increase the size of the Board of Directors or exercise its best efforts to secure the resignations of such number of directors, or both, as is necessary to enable the Alcoa Designees to be elected to the Board and, subject to Section 14(f) of the Securities Exchange Act and Rule 14f-1 promulgated thereunder, will cause the Alcoa Designees to be so elected. At such time, the Company will, if requested by Alcoa, also cause directors designated by Alcoa to constitute at least the same percentage (rounded up to the next whole number) of each committee of the Board of Directors as is on the Board of Directors.

  Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there will be until the Effective Time at least two members of the Board who were directors on the date of the Merger Agreement and who are not employees of the Company.

  The Alcoa Designees will be selected by Alcoa from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Alcoa Designees currently is a director of, or holds any positions with, the Company. Alcoa has advised the Company that, to the best of Alcoa's knowledge, except as set forth below, none of the Alcoa Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Alcoa and the Company that have been described in the Schedule TO or the Statement.

  The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Alcoa Designees are set forth below. Unless otherwise indicated, each such individual has held his or her present position as set forth below for the past five years and each occupation refers to employment with Alcoa. Unless otherwise indicated, each such person is a citizen of the United States, and the business address of each person listed below is 201 Isabella Street, Alcoa Corporate Center, Pittsburgh, Pennsylvania 15212.

NAME, AGE, PRINCIPAL OCCUPATION AND EMPLOYMENT HISTORY

  ALAIN J. P. BELDA, 56, President and Chief Executive Officer of Alcoa since May 1999. Mr. Belda was President and Chief Operating Officer of Alcoa from 1997 to May 1999. He served as Alcoa's Vice Chairman from 1995 to 1997 and Executive Vice President from 1994 to 1995. From 1979 to March 1994, he was President of Alcoa Aluminio S.A. in Brazil. In August 1991, he was named President-Latin America for the company after he had been given responsibility for all of Alcoa's interests in Latin America (other than Suriname) in 1989. Mr. Belda is a citizen of Brazil.

  MICHAEL COLEMAN, 49, Vice President and President -- Alcoa Rigid Packaging Division. Mr. Coleman joined Alcoa in January 1998. He had been Vice President -- Operations of North Star Steel from 1993 to 1994, Executive Vice President -- Operations from 1994 to 1996 and President from 1996 through 1997. Mr. Coleman joined North Star Steel in 1982.

  L. PATRICK HASSEY, 54, Vice President and President -- Alcoa Europe. Mr. Hassey joined Alcoa in 1967 and was named Davenport Works Manager in 1985. In 1991, he was elected a Vice President of Alcoa and appointed President -- Aerospace/Commercial Rolled Products Division. He was appointed President -- Alcoa Europe in November 1997.

  BARBARA S. JEREMIAH, 48, Vice President -- Corporate Development of Alcoa. Ms. Jeremiah joined Alcoa in 1977 as an attorney and was elected Assistant General Counsel in 1992 and Corporate Secretary in 1993. She was elected to her current position in 1998, where she heads Alcoa corporate development activities.

  RICHARD B. KELSON, 53, Executive Vice President and Chief Financial Officer of Alcoa. Mr. Kelson was elected Assistant General Counsel in 1989, Senior Vice President -- Environment, Health and Safety in 1991 and Executive Vice President and General Counsel in May 1994. He was named to his current position in May 1997.

  FRANK L. LEDERMAN, 50, Vice President and Chief Technical Officer of Alcoa. Mr. Lederman was Senior Vice President and Chief Technical Officer of Noranda, Inc., a Canadian-based, diversified natural resource company, from 1988-1995. He joined Alcoa as a Vice President in May 1995 and became Chief Technical Officer in December 1995. In his current position, Mr. Lederman directs operations of the Alcoa Technical Center.

  TIMOTHY S. MOCK, 58, Vice President and Controller of Alcoa. Mr. Mock joined Alcoa in 1964 and was named president of Alcoa's Wire, Rod and Bar business unit in 1988. He became managing director of Alcoa Italia in 1996 and was president of Alcoa Automotive Structures business unit from 1998 to September 1999, when he was elected to his current position.

  JOSEPH C. MUSCARI, 53, Vice President -- Environment, Health and Safety, Audit and Compliance of Alcoa. Mr.Muscari joined Alcoa in 1969 and was named President -- Alcoa Asia in 1993. In 1997, he was elected Vice President -- Audit. He was named to his current position in May 1999 and is responsible for EHS policy, standards and strategy and the Alcoa integrated audit process. In addition, Mr. Muscari is the chief compliance officer for the company.

  PAUL H. O'NEILL, 64, Chairman of the Board of Alcoa. Mr. O'Neill has served as Alcoa's Chairman of the Board since 1987 and was Chief Executive Officer from 1987 to May 1999. From 1985 to 1987, he was President and a director of International Paper Company.

  G. JOHN PIZZEY, 54, Vice President and President -- Alcoa World Alumina and Chemicals. Mr. Pizzey joined Alcoa of Australia Limited in 1970 and was appointed to the board of Alcoa of Australia as Executive Director -- Victoria Operations and Managing Director of Portland Smelter Services in 1986. He was named President -- Bauxite and Alumina Division of Alcoa in 1994 and
President -- Primary Metals Division of Alcoa in 1995. Mr. Pizzey was elected a Vice President of Alcoa in 1996 and was appointed President -- Alcoa World Alumina in November 1997.

  LAWRENCE R. PURTELL, 52, Executive Vice President and General Counsel of Alcoa. Mr. Purtell joined Alcoa in November 1997. He had been Corporate Secretary and Associate General Counsel of United Technologies Corporation from 1989 to 1992. Mr. Purtell was Vice President and General Counsel of Carrier Corporation, a unit of United Technologies Corporation and international designer, manufacturer and marketer of heating, ventilating and air conditioning equipment and services, from 1992 to 1993. He was Senior Vice President and General Counsel and Corporate Secretary of McDermott International, Inc. from 1993 to 1996. In 1996, Mr. Purtell joined Koch Industries, Inc. as Senior Vice President, General Counsel and Corporate Secretary.

  ROBERT F. SLAGLE, 59, Executive Vice President, Human Resources and Communications of Alcoa. Mr. Slagle was elected Treasurer in 1982 and Vice President in 1984. In 1986, he was named Vice President -- Industrial Chemicals and, in 1987, Vice President -- Industrial Chemicals and U.S. Alumina Operations. Mr. Slagle served as Vice President -- Raw Materials, Alumina and Industrial Chemicals in 1989, and Vice President of Alcoa and Managing Director -- Alcoa of Australia Limited in 1991. He was named President -- Alcoa World Alumina in 1996 and was elected to his current position in November 1997.

  G. KEITH TURNBULL, 64, Executive Vice President -- Alcoa Business System. Dr. Turnbull was appointed Assistant Director of Alcoa Laboratories in 1980. He was named Director -- Technology Planning in 1982, Vice President -- Technology Planning in 1986 and Executive Vice President -- Strategic Analysis/Planning and Information in 1991. In January 1997 he was named to his current position, with responsibility for company-wide implementation of the Alcoa Business System.

  ROBERT G. WENNEMER, 47, Vice President and Treasurer of Alcoa. Mr. Wennemer joined Alcoa as Vice President and Treasurer in 1996. He had been treasurer of BMW of North America, Inc. since 1987 and held a variety of financial positions, including director international finance, with Nabisco Brands since 1975.

                                STOCK OWNERSHIP

COMMON STOCK OWNERSHIP BY 5% STOCKHOLDERS, OFFICERS, AND DIRECTORS

The following table shows the Common Stock ownership (1) for each person or group known by the Company to beneficially own more than 5% of the Common Stock as of March 1, 2000; and (2) for each director of the Company, the executive officers named in the Executive Compensation Tables below, and all of the directors and executive officers of the Company as a group, and the ownership of shares of Common Stock of Howmet International Inc. ("Howmet") by each such director and executive officer, in each case as of March 17, 2000. Unless otherwise indicated in the footnotes, each named person and member of the group has sole voting and investment power with respect to the shares shown.

  NAME AND ADDRESS OF
       BENEFICIAL          AMOUNT AND NATURE OF BENEFICIAL   PERCENT OF CLASS   NUMBER OF
         OWNER                      OWNERSHIP (2)              OUTSTANDING    HOWMET SHARES
  -------------------    ----------------------------------- ---------------- -------------
BENEFICIAL OWNERS OF
 MORE THAN 5% (1)
FMR Corp................ Aggregate Amount:         5,261,540      14.33%
82 Devonshire Street     Sole Voting Power:          377,000         **
Boston, MA 02109         Shared Voting Power:            -0-
                         Sole Dispositive Power:   5,261,540      14.33%
                         Shared Dispositive Power:       -0-
DIRECTORS
James R. Wilson......... 381,869                                     **           7,000
Neil A. Armstrong.......   3,266(3)                                  **             -0-
Michael P.C. Carns......   1,384(3)                                  **             -0-
Edsel D. Dunford........   8,004(3)                                  **          13,733
Robert H. Jenkins.......     966(5)                                  **             -0-
Steven G. Lamb..........     948(4)                                  **             -0-
David J. Lesar..........     948(4)                                  **             -0-
D. Larry Moore..........   3,866(3)                                  **           6,733
William O. Studeman.....   1,266(3)                                  **             -0-
Donald C. Trauscht......   1,666(3)                                  **             -0-
OTHER NAMED EXECUTIVES
Richard L. Corbin.......  84,434                                     **           3,000
Robert L. Crippen.......  35,300                                     **             -0-
James E. McNulty........ 109,588                                     **             -0-
Bruce M. Zorich.........  12,750                                     **             -0-
ALL DIRECTORS AND
EXECUTIVE OFFICERS AS A
GROUP (18 PERSONS)...... 738,642                                    2.0%         38,466

------------------
**Less than 1%
(1) As reported on Schedule 13G dated February 14, 2000.
(2) Includes shares which may be acquired presently or within 60 days upon exercise of stock options: Messrs. Corbin: 74,900; Crippen: 29,700;
    McNulty: 95,700; Wilson: 354,633; Zorich: 10,700; and all directors, nominees and executive officers as a group: 644,916 shares.
(3) Includes 866 shares contingently granted pursuant to the Directors' Restricted Stock Program.
(4) Includes 948 shares contingently granted pursuant to the Directors' Restricted Stock Program.
(5) Includes 966 shares contingently granted pursuant to the Directors' Restricted Stock Program.

                              BOARD OF DIRECTORS
TERMS OF DIRECTORS

  The directors are divided into three classes. At each annual meeting, the term of one class expires. Directors in each class serve three-year terms.

DIRECTORS
ELECTED AT THE 1999 ANNUAL MEETING
TERMS EXPIRE AT THE 2002 ANNUAL MEETING

Neil A. Armstrong (3)
Director since October 1989

Neil A. Armstrong, 68, serves as Chairman of AIL Systems, Inc., an electronics and systems company with sales primarily to the federal government. He is a director of Cinergy, Inc., Milacron Inc., RTI International Metals, Inc., and USX Corporation. He holds a Bachelor of Science degree in Aeronautical Engineering from Purdue University and a Master of Science degree in Aerospace Engineering from the University of Southern California.

William O. Studeman (3)
Director since January 1996

Admiral William O. Studeman, 59, is the Vice President and Deputy Group General Manager for Intelligence & Information Superiority, TRW Systems and Information Technology Group of TRW Inc., an automotive, space, defense and information technologies company, and a director of Paracel Corporation. Admiral Studeman retired from the Navy in 1995 after a distinguished 33-year career that included serving as Deputy Director of Central Intelligence. He holds a Bachelor of Arts degree from the University of the South and a Masters of Arts from George Washington University.

Donald C. Trauscht (1) (2) (3)
Director since August 1993

Donald C. Trauscht, 65, has served since 1996 as Chairman of BW Capital Corporation, a private investment company. From 1991 to 1995 he served as Chairman and Chief Executive Officer of Borg Warner Corporation (and its successor company), a diversified manufacturing and service company. He is a director of Blue Bird Corporation, Burns International Services Corporation, ESCO Electronics Corporation, Wynns International Inc., Global Motorsports Inc., and Hydac International Corporation. Mr. Trauscht holds a Bachelor of Science degree from St. Mary's University and a Master of Business Administration from the University of Chicago.

ELECTED AT THE 1998 ANNUAL MEETING
TERMS EXPIRE AT THE 2001 ANNUAL MEETING

Edsel D. Dunford (1) (2) (4)
Director since January 1995

Edsel D. Dunford, 63, served as President and Chief Operating Officer of TRW Inc., a manufacturer of automotive, space, defense and information technology, from 1991 until his retirement in December 1994. Mr. Dunford is a director of Cooper Tire & Rubber Company, Howmet International Inc., and National Steel Corporation, and is a trustee of the Foundation of the University of California at Los Angeles. Mr. Dunford holds a Bachelor of Science degree from the University of Washington and a Masters of Engineering degree from the University of California at Los Angeles.

Robert H. Jenkins (2) (4)
Director since October 1998

Robert H. Jenkins, 56, is the retired Chairman of the Board, President and Chief Executive Officer of Sundstrand Corporation, a position held from 1997 to July 1999. From 1995 to 1997 he was the President and Chief Executive Officer of Sundstrand. Sundstrand, which merged into United Technologies Company in 1999, designed and manufactured proprietary technology-based components and subsystems serving world industrial and aerospace markets. He is a director of AK Steel Holding Corporation, CLARCOR, Inc., Pella Corporation, Sentry Insurance and Solutia, Inc. Mr. Jenkins holds a Bachelor of Science degree from the University of Wisconsin.

James R. Wilson (1)
Director since October 1993

James R. Wilson, 58, has served as Chairman of the Board, President and Chief Executive Officer of the Company since October 1995, and served as President and Chief Executive Officer from October 1993 to October 1995. He has served as a director of the Company since October 1993. Mr. Wilson is a director of The BFGoodrich Company, Cooper Industries, Inc., First Security Corporation and Howmet International Inc., and is a member of the Board of Trustees of the College of Wooster. He holds a Bachelor's degree from the College of Wooster and a Masters of Business Administration from Harvard University.

ELECTED AT THE 1997 ANNUAL MEETING
TERMS EXPIRE AT THE 2000 ANNUAL MEETING

Michael P.C. Carns (3)
Director since January 1995

General Michael P.C. Carns, 61, is a director of Mission Research Corporation and is a member of the Board of Trustees of the Monterey Institute of International Studies. General Carns retired as Vice Chief of Staff of the United States Air Force in 1994 with 36 years of distinguished military service. He holds a Bachelor of Science degree from the United States Air Force Academy and a Masters of Business Administration from Harvard University.

Steven G. Lamb (4) (5)
Director since August 1998

Steven G. Lamb, 42, is the President and Chief Operating Officer of CNH Global N.V., a manufacturer of farm and construction equipment created from the merger of Case Corporation and New Holland N.V., a position held since 1999. Joining Case in 1993, he served in various executive positions including President and Chief Operating Officer. Mr. Lamb holds a Bachelor of Science degree from the United States Military Academy and a Masters of Business Administration from Harvard University.

David J. Lesar (3) (5)
Director since August 1998

David J. Lesar, 45, is the President and Chief Operating Officer of Halliburton Company, a global energy, engineering and services company, a position held since 1997. Joining Halliburton in 1993, he held various executive positions including Executive Vice President and Chief Financial Officer. Prior to joining Halliburton, Mr. Lesar was a Partner with Arthur Andersen LLP. Mr. Lesar is also a director of the Southern Company. Mr. Lesar holds a Bachelor of Science degree and Masters of Business Administration from the University of Wisconsin.

D. Larry Moore (2) (4) (5)
Director since June 1997

D. Larry Moore, 62, is the retired President and Chief Operating Officer of Honeywell, Inc., an electronic automation and control systems manufacturer, a position held from April 1993 to June 1997. Dr. Moore is a director of Geon Company, Howmet International Inc., and Reynolds Metals Company. Dr. Moore holds a Doctorate in Economics from Arizona State University and Bachelor of Science degree and Masters of Business Administration from the University of Arizona.

(1) Member of the Executive Committee.
(2) Member of the Compensation and Management Development Committee.
(3) Member of the Audit Committee.
(4) Member of the Nominating and Board Governance Committee.
(5) Member of the Finance Committee.

DIRECTOR COMPENSATION

  The Board's compensation program is designed to provide compensation at levels to meet competitive conditions for the retention and recruitment of qualified individuals to serve as directors on the Board of Directors. The compensation program consists of an annual $30,000 cash retainer and an annual retainer of $20,000 paid in the form of restricted stock designed to align a portion of a director's compensation with the performance of the Company's common stock. A fee of $1,000 and travel expenses are paid for each Board meeting attended. Each Committee chairman also receives an annual retainer of $3,000. Directors who are employees of the Company receive no compensation for their services as directors. Mr. James R. Wilson is the only employee serving as a director.

  The Company maintains a Deferred Fees Plan under which non-employee directors may elect to defer all or part of the payment of their directors' compensation until such time as they cease to be a director. Directors may elect to have their deferred account credited with amounts in cash (similar to interest) or with amounts reflecting the change in the price of the Company's common stock and payment of dividends. All distributions of a director's account are made in cash. Edsel D. Dunford, David J. Lesar, D. Larry Moore, and Robert H. Jenkins participate in the Plan. Two retired directors with an interest in the Plan are receiving benefits.

  The Company's director restricted stock grants are made contingent upon a director remaining a member of the Board of Directors. The shares do not vest until the director's retirement or in the event of disability or death or change in control of the Company. In the event a director resigns from the Board or otherwise elects not to stand for election as a director, the restricted shares granted to such director are forfeited unless 80 percent of the directors then in office, with the affected director abstaining, otherwise take formal action to waive such forfeiture. During the tenure of such director's service on the board, the shares are restricted with respect to transferability, assignability or encumbrance, and such restrictions are only released upon the director's retirement, death or disability unless otherwise waived by formal action by the Board of Directors, as described above. During such time as the restrictions apply to the Company's common stock granted to the director, the director has voting rights and receives dividends and other distributions or adjustments on such common stock. The number of shares of director restricted stock granted to each non-employee director is calculated by dividing the average of the high and low New York Stock Exchange price on the first trading day of July into the $20,000 stock retainer with each fractional share rounded up to the next whole share.

DIRECTOR RETIREMENT AT AGE 70

  The By-Laws of the Company provide that, among other qualifications to serve as a director, a person must not have attained the age of seventy years. The By-Laws further provide that whenever any director shall cease to be qualified to serve as a director, his term shall expire, but he shall continue to serve until his successor is elected and qualified; provided, however, that no director's term shall so expire if the Board of Directors waives such qualification.

1999 BOARD MEETINGS

  The Board met eight times during 1999. All directors were present for 75 percent or more of the meetings of the Board. With the exception of Mr. Lamb, each director was present for 75 percent or more of the aggregate of the Board meetings and the meetings of the Committees on which he served.

BOARD COMMITTEES IN 1999

  The Board has Audit, Compensation and Management Development, Nominating and Board Governance, Finance and Executive Committees.

  AUDIT COMMITTEE. The Audit Committee recommends to the Board the independent auditors to be selected to audit the Company's annual financial statements, reviews the fees charged for such audits and for any special assignments given the independent auditors and appraises the independence and general performance of the independent auditors. The Committee reviews the annual audit and its scope, including the independent auditors' comment letter and management's responses and the implementation of management's responses; issues arising under the Company's business ethics and conflict of interest policies; any major accounting changes made or contemplated; and the effectiveness and efficiency of the Company's internal audit program. In addition, the Committee confirms that no restrictions have been imposed by Company personnel on the scope of the independent auditors' and the internal auditors' examinations. The Committee receives any reports pursuant to the Private Securities Litigation Reform Act of 1995 of independent auditors with respect to illegal acts that have been detected or otherwise come to its attention. Also, the Committee annually meets with the Senior Vice President and General Counsel to assess the adequacy and effectiveness of corporate policies, procedures and monitoring compliance with legal and regulatory requirements. The Board adopted a written charter for the Audit Committee in May 1999. All of the members of the Committee are independent directors as defined by the New York Stock Exchange. Members of this Committee appointed by the Board in May 1999 are Messrs. Donald C. Trauscht (Chairman), Neil A. Armstrong, Michael P.C. Carns, David J. Lesar, and William O. Studeman. The Committee met three times during calendar year 1999. Except for Messrs. Lesar and Studeman, each Committee member attended 75 percent or more of the Committee meetings while a member of the Committee.

  COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE. The Compensation and Management Development Committee annually reviews and reports to the Board on the Chairman of the Board, President and Chief Executive Officer's performance. The Committee makes recommendations to the Board with respect to the creation and amendment of compensation, retirement and other benefit plans of the Company and its subsidiaries. The Committee reviews and approves the Company's executive compensation policies and reviews and approves the compensation actions for the Chairman of the Board, President and Chief Executive Officer, Executive Officers and other key employees. The Committee administers the Company's short and long-term executive bonus programs, including the approval of performance goals, and the stock option and awards plans. The Committee reviews and approves the Committee's report for the proxy statement, retains outside compensation consultants, and determines the Company's policy concerning the deductibility of the Company's compensation under the Internal Revenue Code. Members of the Committee appointed by the Board in May 1999 are Messrs. Edsel D. Dunford (Chairman), Robert H. Jenkins,
D. Larry Moore, and Donald C. Trauscht. The Committee met four times and took action by written unanimous consent one time during calendar year 1999. Each Committee member attended 75 percent or more of the Committee meetings while a member of the Committee. The Committee's report on Executive Compensation is set forth below.

  NOMINATING AND BOARD GOVERNANCE COMMITTEE. The Nominating and Board Governance Committee reviews the size, structure, and composition of the Board, identifies and evaluates criteria for selecting directors, evaluates individuals for potential membership on the Board, including nominees, makes recommendations to the Board of individuals to fill vacancies or new positions, makes recommendations to the Board of individuals to be proposed to stockholders for election to the Board at the annual meetings of stockholders and makes recommendations to the Board regarding Committee structures and responsibilities. The Committee also reviews and makes recommendations to the Board as to the compensation and benefits of non-employee directors and Board committee members. Periodically, the Committee will report to the Board on the assessment of the effectiveness of the Board's performance. The Committee accepts nominations of persons for election to the Board from stockholders that are made pursuant to timely notice in writing to the Secretary of the Company. The notice must set forth all information about each proposed nominee as required under Regulation 14A of the Securities Exchange Act. The notice must also set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, their names and record addresses and the class and number of shares that they beneficially own. Members of the Committee appointed by the Board in May 1999 are Messrs. Edsel D. Dunford (Chairman), Robert H. Jenkins, Steven G. Lamb, and D. Larry Moore. The Committee met one time and took action by written unanimous consent two times during calendar year 1999. Except for Messrs. Jenkins and Lamb, each Committee member attended 75 percent or more of the Committee meetings while a member of the Committee.

  FINANCE COMMITTEE. The Finance Committee makes recommendations to the Board regarding the planning of the capital structure of the Company and the raising of long-term capital including the incurrence or redemption of long-term debt. The Committee will make recommendations to the Board regarding dividend policy and the issuance or repurchase of the Company's capital stock. The Committee will act and report to the Board regarding the appointment or changes of investment managers, trustees, actuaries, or administrative committees and changes in investment guidelines or actuarial assumptions with respect to the Company's pension and savings plans. Annually, the Committee will review and report to the Board with respect to the actuarial assumptions of the Company's retirement plans and investment performance of the Company's retirement and savings plans. The Committee will also approve material hedging transactions and review the Company's corporate income tax practices and investments of cash reserves. Members of the Committee appointed by the Board in May 1999 are
D. Larry Moore (Chairman), Steven G. Lamb and David J. Lesar. The Committee met three times and took action by written unanimous consent one time during calendar year 1999. Except for Messrs. Lamb and Lesar, each Committee member attended 75 percent or more of the Committee meetings while a member of the Committee.

  EXECUTIVE COMMITTEE. The Executive Committee may exercise all of the powers and authority of the Board of Directors, except that the Committee does not have the power to amend the Company's By-Laws or Certificate of Incorporation (except to fix the designations, preferences and other terms of any preferred stock), authorize the issuance of stock, declare dividends, adopt an agreement of merger or consolidation, adopt a certificate of ownership and merger under Delaware law, or recommend to Company stockholders the sale, lease or exchange of all or substantially all of its property and assets, a dissolution of the Company or a revocation of a dissolution. Members of this Committee appointed by the Board in May 1999 are Messrs. James R. Wilson (Chairman), Edsel D. Dunford and Donald C. Trauscht. There were no Committee meetings and the Committee took action by written unanimous consent one time during calendar year 1999.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During 1999, there were no Executive Compensation Committee interlocks or other comparable relationships requiring disclosure under applicable rules of the Commission.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  To the Company's knowledge based on review of copies of such forms furnished to the Company and written representations, all Forms 3, 4, and 5 required by
Section 16(a) of the Securities Exchange Act have been timely filed with respect to the most recently concluded fiscal year.

                            EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

  The Summary Compensation Table sets forth the compensation for both long-term and short-term, for services in all capacities earned by those individuals who were as of December 31, 1999, (i) the Chief Executive Officer and (ii) the other four most highly compensated Executive Officers of the Company. The Summary Compensation Table also sets forth the compensation for the six-month transition period July 1 to December 31, 1998 (1998T) reflecting the change in the Company's fiscal year end and for the fiscal years ended June 30, 1998 and 1997.

SUMMARY COMPENSATION TABLE(1)

                                                                            LONG-TERM COMPENSATION
                                 ANNUAL COMPENSATION                ---------------------------------------
                                                                       AWARDS       PAYOUTS
----------------------------------------------------------------------------------------------------------------
                                                                     SECURITIES
NAME AND                                          OTHER ANNUAL       UNDERLYING       LTIP      ALL OTHER
PRINCIPAL POSITION      YEAR   SALARY  BONUS(2)   COMPENSATION(3)   OPTIONS/SARS# PAYOUTS(4)   COMPENSATION(5)
----------------------------------------------------------------------------------------------------------------
James R. Wilson         1999  $735,000 $1,029,000 $          0            330,450 $  1,000,000 $     49,100
 Chairman of the Board, 1998T  350,000    490,000            0             50,000            0            0
 President and Chief    1998   575,000    792,750            0             40,000      425,000        4,525
  Executive Officer     1997   540,000    583,000            0             70,000      850,000        4,800
----------------------------------------------------------------------------------------------------------------
Richard L. Corbin       1999   331,000    331,000            0             99,272      360,000       19,860
 Executive Vice         1998T  157,500    157,500            0             16,100            0        1,494
  President
 and Chief Financial    1998   255,000    250,000            0              8,000      168,000        4,006
  Officer
                        1997   235,000    209,250            0             15,000      336,000        4,650
----------------------------------------------------------------------------------------------------------------
Robert L. Crippen       1999   315,000    315,000            0             51,550      393,986       18,900
 Vice President,        1998T  150,000    148,500            0             16,100            0        2,100
  President
 Thiokol Propulsion     1998   290,000    286,260            0              8,000            0        6,002
                        1997   160,417    150,000            0             19,000            0          423
----------------------------------------------------------------------------------------------------------------
James E. McNulty        1999   315,000    315,000            0             94,500      331,200       18,663
 Executive Vice         1998T  150,000    150,000            0             16,100            0        1,250
  President
 Human Resources and    1998   250,000    243,750      190,234              8,000      146,300        5,875
 Administration         1997   225,000    198,450      324,884             15,000      274,000        4,770
----------------------------------------------------------------------------------------------------------------
Bruce M. Zorich         1999   289,000    144,500            0             86,725      320,000       17,340
 Vice President         1998T  137,500    137,500            0             16,100            0        3,363
 President, Huck        1998   255,962    215,000            0              8,000            0            0
  International, Inc.   1997   199,487    180,000            0              6,000            0            0
----------------------------------------------------------------------------------------------------------------

(1) During 1998, the Company changed its fiscal year-end from June 30 to December 31. Executive compensation for the six-month transition period July 1 to December 31, 1998 is shown as 1998T.
(2) Bonuses accrued under the Company's Key Executive Bonus Plan are paid after the fiscal year in which they are accrued.
(3) Amounts paid to Mr. McNulty represent Supplemental Cash Payments made upon the exercise of stock options pursuant to stock options granted prior to fiscal year 1992. Such payments reflect tax gross-up amounts pursuant to the terms of the stock options granted. There are no stock options remaining unexercised that contain a tax gross-up supplemental payment.
(4) The fiscal 1999 LTIP payouts were made in July 1999 from the Company's Key Executive Long-Term Incentive Plan for the plan period July 1, 1996 through June 30, 1999. The fiscal 1998 and 1997 LTIP Payouts were made, respectively, in August of the subsequent fiscal year, with regard to the three-year Plan periods ending June 30, 1998 and June 30, 1997. LTIP payments are made 50 percent in cash and 50 percent in Company common stock valued at market on June 30. Messrs. Wilson, Corbin, Crippen, McNulty and Zorich received 5,791, 2,084, 2,281, 1,991 and 2,050 shares, respectively, in 1999. Messrs. Wilson, Corbin and McNulty received 2,209, 1,172, and 861 shares, respectively, in 1998 and 7,548, 3,078 and 2,080 shares, respectively, in 1997. Messrs. Crippen and Zorich first became eligible for payment of Plan benefits in 1999.
(5) The amounts are the Company's matching contributions on behalf of each named individual under the Company's Employee Retirement Savings and Investment Plan, a 401(k) plan and the Company's 401(k) restoration plan, a non-tax qualified deferred compensation plan. Amounts deferred to the 401(k) plan are included in salary compensation.

OPTION/SAR GRANTS IN 1999






                               INDIVIDUAL GRANTS(1)
                   ----------------------------------------------  ----------------------
                                             EXERCISE                POTENTIAL REALIZABLE
                                 PERCENT OF     OR                     VALUE AT ASSUMED
                    NUMBER OF      TOTAL       BASE                 ANNUAL RATES OF STOCK
                    SECURITIES  OPTIONS/SARS   PRICE                        PRICE
                    UNDERLYING   GRANTED TO     PER                    APPRECIATION FOR
                   OPTIONS/SARS EMPLOYEES IN   SHARE   EXPIRATION       OPTION TERM(2)
      NAME         GRANTED (#)  FISCAL YEAR  ($/SHARE)    DATE      5% ($)     10% ($)
----------------------------------------------------------------------------------------
James R. Wilson      180,450       17.87      $37.40    3/18/09   $4,253,206 $10,732,361
                     150,000       14.85       30.53    9/10/09    2,885,207   7,281,715
----------------------------------------------------------------------------------------
Richard L. Corbin     54,150        5.36       37.40    3/18/09    1,276,315   3,220,600
                      45,125        4.47       30.53    9/10/09      867,966   2,190,582
----------------------------------------------------------------------------------------
Robert L. Crippen          0         --          --         --           --          --
                      51,550        5.10       30.53    9/10/09      991,588   2,502,483
----------------------------------------------------------------------------------------
James E. McNulty      51,550        5.10       37.40    3/18/09    1,215,033   3,065,965
                      42,950        4.25       30.53    9/10/09      826,131   2,084,997
----------------------------------------------------------------------------------------
Bruce M. Zorich       47,300        4.68       37.40    3/18/09    1,114,861   2,813,193
                      39,425        3.90       30.53    9/10/09      758,328   1,913,877
----------------------------------------------------------------------------------------

(1) All stock option grants are issued at market value on the date of grant. Options issued during 1999 are exercisable in an increment of one-fourth each year of a four-year vesting period. Options issued during 1998 are exercisable in an increment of one-third each year of a three-year vesting period. Options issued prior to August 21, 1997 became exercisable one year after the date of grant. All options have a ten-year term. Options lapse three months after the date of termination of employment except for retirement, death or disability. For Executive Officers named in the table and other key employees, the stock option grants prior to October 1993 contain limited stock appreciation rights exercisable immediately only upon the change of control of the Company as defined under the section "Termination of Employment and Change of Control Agreements."

(2) No gain will be realized by an optionee without an increase in the price of the Company's common stock that will correspondingly increase the value of the common stock outstanding held by all stockholders. At December 31, 1999, a 5 percent and a 10 percent gain over the ten-year option period would increase the total value of the Company's outstanding common stock by $763.3 million and $1,926.4 million, respectively. There can be no assurance that the gains shown in the table will be realized since any gain is dependent on the performance of the Company's common stock price which is attributable to many factors including but not limited to Company performance and stock market conditions. The value of the realized gains shown in this table is provided solely for illustrative purposes only in compliance with rules promulgated by the Commission.

AGGREGATED OPTION/SAR EXERCISES IN 1999
AND YEAR-END OPTION/SAR VALUES

                                               NUMBER OF
                                              SECURITIES         VALUE OF
                                              UNDERLYING       UNEXERCISED
                                              UNEXERCISED      IN-THE-MONEY
                     SHARES                 OPTIONS/SARS AT  OPTIONS/SARS AT
                   ACQUIRED ON               YEAR END (#)      YEAR END (1)
                    EXERCISE      VALUE      EXERCISABLE/    ($) EXERCISABLE/
      NAME             (#)     REALIZED ($)  UNEXERCISABLE    UNEXERCISABLE
------------------------------------------------------------------------------
James R. Wilson          0           0      354,633/377,117 $5,700,130/370,313
Richard L. Corbin        0           0       74,900/112,675  1,155,975/111,402
Robert L. Crippen        0           0        29,700/64,950    188,218/127,264
James E. McNulty         0           0       95,700/107,900  1,675,092/106,033
Bruce M. Zorich          0           0       10,700/100,125           0/97,330

--------------------------------------------------------------------------------
(1) Value is calculated based on the average closing New York Stock Exchange price of the Company's common stock as of December 31, 1999, minus the option exercise price.

LONG-TERM COMPENSATION

  During 1999, the Compensation and Management Development Committee discontinued the Company's Key Executive Long-Term Incentive Plan ("LTIP") and replaced it with stock option grants for Messrs. Wilson, Corbin, McNulty and Zorich. Messrs. Wilson, Corbin, McNulty and Zorich participate in the LTIP for the 2.5 year Plan performance period beginning July 1, 1998 and ending December 31, 2000 and the three-year Plan performance period beginning July 1, 1997 and ending June 30, 2000. The LTIP remains in place for the Key Executives at Thiokol Propulsion including Mr. Crippen through the Plan period ending December 31, 2002.

  The Plan provides a target bonus opportunity based on a percentage of each participant's base annual compensation determined by the participant's salary grade. The opportunity ranges from 65 percent of base annual compensation for the lowest salary grade covered by the Plan to 100 percent of base annual compensation for the highest salary grade covered by the Plan. The amount of the bonus award paid will vary from 25 percent of the target bonus opportunity being paid if the threshold bonus opportunity goals are achieved; 100 percent of the target bonus opportunity if the target bonus goals are achieved; and a maximum bonus of 200 percent of the target bonus opportunity if the maximum bonus targets are achieved. The bonus earned is paid 50 percent in cash and 50 percent in Company common stock.

  Mr. Crippen participates in the LTIP Plan and received an Award for the three-year period January 1, 1999 through December 31, 2001. The Plan's bonus opportunity for Mr. Crippen has been set on attainment of certain financial and performance targets to be achieved with respect to the management of Thiokol Propulsion and the RSRM shuttle contract. Mr. Crippen's threshold, target and maximum bonus opportunity set forth in the table reflect the combined value of the cash and stock contingently granted at the beginning of the three-year performance period.

LONG-TERM INCENTIVE PLAN AWARDS IN 1999

                     PERFORMANCES      ESTIMATED FUTURE PAYOUTS UNDER NON-STOCK
                       OR OTHER                   PRICE-BASED PLANS
                     PERIOD UNTIL      ----------------------------------------------
                     MATURATION OR
      NAME              PAYOUT         THRESHOLD ($)     TARGET ($)     MAXIMUM ($)
-------------------------------------------------------------------------------------
James R. Wilson         --                     0                0               0
Richard L. Corbin       --                     0                0               0
Robert L. Crippen       3 years           66,938          267,750         535,000
James E. McNulty        --                     0                0               0
Bruce M. Zorich         --                     0                0               0
-------------------------------------------------------------------------------------

RETIREMENT PLAN

  The Company maintains a defined benefit Pension Plan for non-bargaining unit employees and funds its entire cost. The following table shows the estimated annual benefits payable upon retirement (including amounts attributable to the defined benefit excess plan) for the specified compensation and years of service.

PENSION PLAN TABLE

      -----------------------------------------------------------------
                                  YEARS OF SERVICE
-----------------------------------------------------------------------
REMUNERATION     15       20       25       30        35         40
-----------------------------------------------------------------------
$  200,000    $ 55,451 $ 75,435 $ 96,419 $117,403 $  138,386 $  153,186
-----------------------------------------------------------------------
   400,000     114,851  156,135  199,419  242,703    285,986    315,586
-----------------------------------------------------------------------
   600,000     174,251  236,835  302,419  368,003    433,586    477,986
-----------------------------------------------------------------------
   800,000     233,651  317,535  405,419  493,303    581,186    640,386
-----------------------------------------------------------------------
 1,000,000     293,051  398,235  508,603  618,603    728,786    802,786
-----------------------------------------------------------------------
 1,500,000     441,551  599,985  765,919  931,853  1,097,786  1,208,786
-----------------------------------------------------------------------

  As of December 31, 1999, the named Executive Officers had the following credited service for determining pension benefits: James R. Wilson, 10.6 years; Richard L. Corbin, 5.8 years; Robert L. Crippen, 3.2 years; and James
E. McNulty, 10.6 years.

  Except for Bruce M. Zorich, all of the Executive Officers named in the Summary Compensation Table participate in the Plan. Pension benefits are based on the average earnings for the highest five consecutive years of the final ten years of service. Compensation included in the final average earnings for pension benefit computation includes base annual salary and annual bonuses but excludes payments from the Company's Executive Long-Term Incentive Plan and all other annual compensation shown in the Summary Compensation Table. Unreduced pension benefits are calculated pursuant to the Plan's benefit formula as a straight life annuity payable at age 67. Executive Officers of the Company retire at age 65. Benefits may be payable in the form of a joint and survivor or a ten-year certain option.

  Because the Pension Plan is subject to the benefit and compensation limits under the Internal Revenue Code of 1986 (the "Code"), the Company has established an unfunded Excess Benefit Plan that provides for payment of amounts that would have been paid to employees under the pension formula absent the benefit limitations of the Code.

  The Company also maintains a Supplemental Executive Retirement Plan ("SERP") designed to provide unfunded supplemental retirement benefits to certain Executive Officers and key employees of the Company. The SERP is designed to provide such selected employees a benefit at retirement equal to 60 percent of the participant's average five highest consecutive years of compensation during the last ten years. The SERP also pays the benefit that would otherwise be payable from the Excess Benefit Plan. Plan benefits are offset by amounts the participant receives from the Company's Retirement Plan and any pension benefits received from other employer plans including military pensions. A reduced early retirement benefit is available only at the discretion of the Chairman of the Board or President. The SERP provides accelerated benefit accrual, vesting, payment and tax gross up in the event of a change of control of the Company as defined by the Board of Directors. Messrs. Wilson, Corbin, Crippen and McNulty participate in the SERP.

  The Company may elect to fund and secure all or a part of the Excess Benefit Plan and SERP benefits through the use of a "Rabbi" Trust meeting the Code requirements. All such funding is subject to the claims of the Company's creditors.

  Bruce M. Zorich participates in the Huck International, Inc. Personal Retirement Account Plan ("PRA"), a cash balance plan, providing benefits based on age and salary. Mr. Zorich's estimated annual retirement benefit at age 65 is $41,895. Mr. Zorich also participates in the Huck International, Inc. Excess Benefit Plan for Selected Employees ("Plan") which is designated to provide supplemental benefits in addition to the PRA benefits. Mr. Zorich's estimated Plan benefit payable from the Excess Benefits Plan in the form of a lump sum at age 65 is $1,298,487.

TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

  The Company has entered into change of control employment agreements with Messrs. Wilson, Corbin, Crippen, McNulty, Zorich and certain other key employees. These agreements are intended to provide for continuity of employment in the event of a change of control as defined by the agreements, including the following events: (i) acquisition by any person of 20 percent or more of the voting securities of the Company; (ii) changes of the "incumbent Board" as defined in the agreements; (iii) reorganization, merger or consolidation of the Company; or (iv) liquidation or sale of the Company. Each of the agreements requires continued employment of the executive following a change of control on a basis equivalent to his employment immediately before such change. In the event that during the three-year period following a change of control, the executive terminates his employment for "good reason" (as defined in the agreements) or for any reason during the 30-day period commencing one year after the change of control or the Company terminates the executive's employment "without cause" (as defined in the agreements), the executive would be entitled to receive a lump sum payment equal to three times the sum of the executive's salary, average long-term bonus and highest annual bonus plus service and earnings credits under any Company retirement plan which would have been earned during the employment period and the continuance of fringe benefits during the three years after such termination. The agreements provide that payments from the Company which
(a) constitute "parachute payments" as defined in Section 280G of the Code and
(b) would subject the executive to the 20 percent excise tax (the "Excise Tax") contained in Section 4999 of the Code, will be "grossed up" by an additional payment in an amount defined by the agreements which takes into account the Excise Tax, tax penalties and interest, as the case may be, with respect to any such "parachute payments." The amounts of such parachute payments, pursuant to the terms described above, are only determinable with specificity on the date such payment obligations, if any, are triggered. See
Item 3 of the Statement for information regarding estimated payments in respect of the change of control employment agreements of the Company's executive officers in connection with the transactions contemplated by the Merger Agreement.

        BOARD COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE REPORT
                           ON EXECUTIVE COMPENSATION

 Compensation Policy

  The Committee's Compensation Policy is designed to provide a competitive compensation program to attract, retain, motivate and reward talented individuals as Executive Officers and as key employees of the Company. The key executive compensation programs are administered by the Committee. The Committee's policies are implemented by the Company's compensation and benefits staff under the direction of the Executive Vice President of Human Resources and Administration. The components of the program as amended by the Committee during 1999 include base annual salary, annual cash and long-term stock based incentives, benefits and perquisites. Compensation grades and ranges adopted by the Committee are set based upon nationally recognized compensation surveys: (i) the Hewitt Total Compensation Measurement Survey consisting of 338 companies; and (ii) Towers Perrin Compensation Data Bank consisting of 630 companies. The Committee also considers the compensation of peer group companies. Base salaries are set between the 25th and 75th percentile, based on performance of salaries offered for like positions by comparable companies. Annual cash incentives are designed to provide above average total compensation when performance of the Company or an operating unit exceeds targets set by the Committee. Annual incentives are related to the Company and operating unit performance and individual achievement of qualitative individual and strategic goals. Long-term equity-based incentives in the form of stock option grants are designed to align the results achieved for stockholders in share price performance. The total compensation program is designed to reflect the overall level of the Company's or operating unit's financial performance, achievement of strategic goals, and the Company's stock performance. Total compensation will vary from year to year depending on the actual performance achieved against the predetermined goals set both financially and qualitatively and the Company's share price reflected in stock-based compensation awards.

  During 1999, the Committee reviewed the Company's compensation structure and adopted a policy of providing long-term incentives in the form of equity-based compensation to align senior executive compensation with the results achieved for stockholders in share price performance. The Committee also reviewed management performance and the competitive market conditions for recruiting and retaining experienced senior executives. As the result of this review, the Committee deemed that base salary adjustments were warranted for the Chief Executive Officer and certain other senior executives consistent with paying base compensation between the 50th and 75th percentile of market, based on performance.

  The principal elements of the compensation program administered by the Committee under the Compensation Policy for the Chief Executive Officer, the Executive Officers, and other key employees are as follows:

 Base Annual Salary

  Base annual salaries are set against one of seven established salary grades reflecting the position, duties and level of responsibilities of each Executive Officer, including the Chief Executive Officer, and other key employees.

 Annual Bonus Program

  The Key Executive Bonus Plan provides annual cash incentive opportunities to Executive Officers and other key employees selected by the Committee. Each bonus amount is based upon the Company or respective operating unit achieving predetermined earnings goals and the attainment of individual qualitative strategic goals relative to the participant's position, duties and responsibilities with the Company ("Target Bonus Goals"). The Board of Directors sets the Company's earnings goals effective the beginning of the year. Subject to Committee review and approval, the Chief Executive Officer sets the earnings and strategic goals for operating unit participants. The Plan permits Committee discretion in adjusting incentives for Plan participants (as well as penalties for non-achievement) of certain predetermined qualitative strategic, operating, and financial goals not necessarily tied to earnings of the Company ("Strategic Goals").

  The Plan also permits the Committee to designate employees, including Executive Officers, as special participants to receive discretionary bonus payments made by the Committee in recognition of outstanding achievements or accomplishments.

  Annual bonuses accrued during 1999 reflect the level of earnings achieved for corporate or operating unit Plan participants and achievement of strategic goals against Target Bonus Goals set for the year. All Executive Officers, including the Chief Executive Officer, named in the Summary Compensation Table earned bonuses from the Plan.

 Long-Term Incentive Plan and Stock Options

  During 1999, the Committee, with assistance from its compensation consultant, reviewed the effectiveness of the long-term incentive compensation policy. As the result of this review and to meet the objective of more closely aligning the Executive Officers and other Key Employees who are in a position to influence the performance of the Company, the Key Executive Long-Term Incentive Plan was discontinued except for the three-year performance periods still outstanding. The Key Executive Long-Term Plan remains in place for Key Executives at Thiokol Propulsion including Mr. Crippen through December 31, 2002. The Committee replaced the Key Executive Long-Term Plan with a new Stock Option Grant Policy in order to more directly align the long-term compensation incentives of Executive Officers and other Key Executives to the interests of stockholders. Under this new policy, the Committee grants stock options based on a competitive formula utilizing a nationally recognized stock option valuation model, base salary and a position factor reflecting the executive's position of responsibility with the Company.

  For the three-year performance period remaining under the Key Executive Long-Term Incentive Plan, the Plan provides that 50 percent of the Target Bonus opportunity (ranging from 65 percent to 100 percent of base annual compensation) be awarded in cash and 50 percent in shares of Company common stock. The number of shares of Company common stock is determined at the beginning of each three-year performance period. Messrs. Wilson, Corbin, Crippen, McNulty and Zorich received payments from the Plan.

 Stock Ownership Guidelines

  With the objective of more closely aligning the financial interests of the Company's executives to the performance of the Company's stock, the Committee has adopted stock ownership guidelines for the Chief Executive Officer and senior executives who are his direct reports.

 Perquisites

  The Committee reviews annually the Executive Officers', including the Chief Executive Officer's, perquisites to determine if they are competitive and reflect the usual and customary industry practices based on compensation survey data.

 Determination of the Chief Executive Officer's Compensation

  The 1999 compensation for Mr. James R. Wilson, Chairman of the Board, President and Chief Executive Officer, consisted of a base annual salary, an annual bonus, long-term incentive bonus, stock option grants, employee benefits provided to salaried employees as a group, and perquisites that are usual and customary for the position.

  The Committee has determined Mr. Wilson's salary grade and salary range based on his position as Chairman of the Board, President and Chief Executive Officer using the salary data described above. Considering the financial performance of the Company compared to other aerospace and industrial manufacturing companies, the industries and markets the Company serves and the size of the Company, the Committee increased Mr. Wilson's base annual compensation, effective January 1, 2000, to $735,000.

  Pursuant to the terms of the Key Executive Bonus Plan, during 1999 Mr. Wilson earned an annual bonus award of $1,029,000 or 200 percent of his Target Bonus Opportunity. This payment, made in February 2000, reflects the bonus goals set by the Committee at the beginning of the year. The bonus reflects the achievement of the earnings per share goal and subjectively measured qualitative goals under the Plan as reviewed and approved by the Committee for the period.

  Mr. Wilson's 1999 Key Executive Long-Term Incentive Plan bonus payment of $1,000,000 represents the achievement of earnings per share and return on capital financial goals exceeding the target goals established at the beginning of the three-year plan period beginning July 1, 1996 and ending June 30, 1999. This bonus payment was paid 50 percent in cash and 50 percent in Company common stock based on the market price on June 30, 1999.

  Mr. Wilson's compensation and the compensation of the other named Executive Officers in the Summary Compensation Table reflect the financial performance of the Company and its operating units for 1999. The Committee also considered the accomplishments of predetermined strategic activities achieved during 1999.

 1993 Tax Act Compensation Limits

  Section 162(m) of the Code restricts the tax deductibility for certain non-formula performance-based executive compensation exceeding $1 million in a year. Mr. Wilson's compensation exceeded the $1 million compensation limit for 1999. To the extent that such compensation in excess of the $1 million limit does not meet the performance-based compensation requirements, the Company may not receive the benefit of a corresponding tax deduction. The Committee has determined that retaining the flexibility to determine all or part of the criteria for the Executive Officer incentive compensation awards outweighs the tax benefit of the corresponding tax deduction that might otherwise have been received for such compensation meeting Code requirements.

    COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE
    Edsel D. Dunford, Chairman
    Robert H. Jenkins
    D. Larry Moore
    Donald C. Trauscht

  The report of the Compensation Committee and the following stock performance graph are not deemed to be "soliciting material" or to be "filed" with the Commission or subject to Regulation 14A or 14C or to the liabilities of
Section 18 of the Securities Exchange Act, except to the extent the Company specifically requests that such information be treated as soliciting material or specifically incorporates it by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act.

                               PERFORMANCE GRAPH

  The following graph presents a comparison of the cumulative stockholder return on the common stock of the Company for the five-year period beginning January 1, 1995, and ending December 31, 1999, as measured against (i) the Standard & Poor's 500 Stock Index and (ii) the Standard & Poor's Aerospace and Defense Index.

  The returns shown assume that $100 was invested in the Company's common stock and in each of the two indices starting on January 1, 1995. The returns shown also assume that all dividends paid during the five-year period were reinvested. Stockholders are cautioned against drawing any conclusions from the data contained therein, as past performance is no guarantee of future results.

[COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN GRAPH]

                                      12/94  12/95  12/96  12/97  12/98  12/99
-------------------------------------------------------------------------------
Cordant Technologies Inc.            $100.00 124.13 166.56 305.54 284.74 253.22
Standard & Poor's 500 Index          $100.00 137.47 169.19 225.44 290.24 351.32
Standard & Poor's Aerospace/Defense
 Index                               $100.00 165.49 221.36 227.73 174.57 169.95
-------------------------------------------------------------------------------